NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

September 20, 2019

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Annovis Bio, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 28, 2019
File No. 333-232529

On behalf of our client, Annovis Bio, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 9, 2019 (the “Comment Letter”) relating to the above referenced Registration Statement (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3 (the “Amendment”) to the Registration Statement filed today.  We also describe below the changes the Company has made in response to the Staff’s comments in the Registration Statement and the prospectus included therein.

For the Staff’s convenience, we are submitting copies of this letter, clean copies of the Amendment and copies of the Amendment marked to show all changes from the Registration Statement via email.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Pathway Engagement, page 6

1.                                      We note your revisions in response to our prior comment 3 that TBI rats treated with a placebo showed 40% less fluorescence than non-TBI rats, while TBI rats treated with ANVS-405 had a higher nerve cell stain signal. Please revise to clarify whether the TBI rats treated with ANVS-405 had a higher nerve cell stain signal than non-TBI rats or TBI rats treated with a placebo in the study, and please quantify the percentage of fluorescence observed in the TBI rats treated with ANVS-405.

Response:

The Company has revised its disclosure on pages 6 and 7 and on page 90 to provide the clarification and percentage of fluorescence with respect to TBI rats treated with ANVS-405 compared to non-TBI rats in response to the Staff’s comment.

Please contact me at (215) 979-1227 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ John W. Kauffman

John W. Kauffman

cc:	Maria Maccecchini, Annovis Bio, Inc.
Jeffrey McGroarty, Annovis Bio, Inc.
William Haddad, Esq., Venable LLP